EXHIBIT 99.1




                              [SANOFI AVENTIS LOGO]


                                                          Paris, October 8, 2004

                   STRENGTHENING OF THE ALLIANCE ON ACTONEL(R)
                        BETWEEN THE SANOFI-AVENTIS GROUP
                              AND PROCTER & GAMBLE


The  Sanofi-aventis  Group and Procter & Gamble (P&G)  announced  that they have
signed  today  an  agreement  to  maintain  the   collaboration   on  Actonel(R)
(risedronate sodium tablets).

Sanofi-aventis and P&G believe that this agreement will enhance the global market presence of Actonel(R). The alliance will continue to promote bone health and disease awareness through numerous activities to support physicians and patients. A common commitment has been formalized covering research and development and commercial efforts in support of Actonel(R). In addition, P&G will jointly promote Actonel(R) with Sanofi-aventis in some additional territories.

Actonel(R) is a third-generation bisphosphonate indicated for the prevention and treatment of osteoporosis in postmenopausal women. For the twelve month period ending June 30, 2004, total global sales exceeded one billion dollars, up over 65% from the previous year. In accordance with the Alliance agreements, Sanofi-aventis shares in Actonel(R) results in all the countries where it is commercialized.

Separately, an option has been granted to P&G providing the right to acquire certain oral health care brands from Sanofi-aventis - namely the Fluocaril and Parogencyl brands. The agreement makes it possible to preserve employment within Sanofi-aventis, thanks to an exclusive supply contract entered into with Sanofi-aventis for a 5 year period. This activity represented sales less than 55 millions euros in 2003.

ABOUT SANOFI-AVENTIS
The Sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, Sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The Sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).



        Senior Vice President, Corporate Communications: Nicole Cranois -
                Vice President, Media Relations: Jean-Marc Podvin
                Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 -
                 174, avenue de FRANCE - 75013 Paris - France -
                             www.sanofi-aventis.com


[PRESS RELEASE GRAPHIC APPEARS ON RIGHT-HAND SIDE OF PAGE]

                                                                             1/2

ABOUT P&G (NYSE:PG)
Two billion times a day, P&G brands touch the lives of people around the world. The company has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers(R), Tide(R), Ariel(R), Always(R), Whisper(R), Pantene(R), Bounty(R), Pringles(R), Folgers(R), Charmin(R), Downy(R), Lenor(R), Iams(R), Crest(R), Actonel(R), Olay(R) and Clairol Nice `n Easy(R), Head & Shoulders(R), and Wella. The P&G community consists of almost 110,000 employees working in over 80 countries worldwide. Please visit http://www.pg.com for the latest news and in-depth information about P&G and its brands.

FOR SANOFI-AVENTIS: This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-aventis and Aventis, including those listed under "Forward-Looking Statements" and "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, Sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investors may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (N(degree) 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-aventis on our web site at: www.sanofi-aventis.com.

FOR P&G: All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions (including the Domination and Profit Transfer Agreement with Wella); (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

----------------------------------

INVESTOR RELATIONS DEPARTMENT

E-mail : IR@sanofi-aventis.com

Europe                                  US
Tel : + 33 1 53 77 45 45                Tel. :+1 212 551 40 18
Fax : + 33 1 53 77 42 96                Fax : +1 646 487 40 18




        Senior Vice President, Corporate Communications: Nicole Cranois -
                Vice President, Media Relations: Jean-Marc Podvin
                Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 -
                 174, avenue de FRANCE - 75013 Paris - France -
                             www.sanofi-aventis.com

[PRESS RELEASE GRAPHIC APPEARS ON RIGHT-HAND SIDE OF PAGE]

                                                                             2/2